UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)

 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d)

 OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 001-15170

GSK Puerto Rico 401(k) Plan

c/o GlaxoSmithKline LLC

FMC Tower at Cira Centre South

2929 Walnut Street, Suite 1700

Philadelphia, PA  19104

(Full Title of Plan and Address of Plan, if Different from that of Issuer Named Below)

GSK plc

79 New Oxford Street

London, United Kingdon, WC1A 1DG

(Name of Issuer of Securities Held Pursuant to the Plan and the Address of its Principal Executive Office)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

GSK Puerto Rico 401(k) Plan

By:	/s/ Maureen Epstein
Maureen Epstein
US Rewards and Benefit Director

Date: June 18, 2025

GSK Puerto Rico 401(k) Plan

Financial Statements as of December 31, 2024 and
2023 and for the Year Ended December 31, 2024 and
Supplemental Schedule as of December 31, 2024

Page(s)

Report of Independent Registered Public Accounting Firm	1–2

Financial Statements

Statements of Net Assets Available for Benefits
As of December 31, 2024 and 2023	3

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2024	4

Notes to Financial Statements
As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024	5–12

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024	13

*  Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of GSK Puerto Rico 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of GSK Puerto Rico 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania

June 11, 2025

We have served as the auditor of the Plan since 2019.

GSK Puerto Rico 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31, 2024 and 2023

	2024	2023
Assets
Investments at fair value	$56,979,175	$55,412,758
Total investments	56,979,175	55,412,758

Receivables
Employer contributions	16,895	21,777
Participant contributions	7,640	7,986
Dividends and interest	82,167	82,892
Total receivables	106,702	112,655
Total assets	57,085,877	55,525,413

Liabilities
Accrued investment management fees	1,059	974
Total liabilities	1,059	974
Net assets available for benefits	$57,084,818	$55,524,439

The accompanying notes are an integral part of these financial statements.

GSK Puerto Rico 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2024

2024
Additions to net assets attributed to
Investment income
Interest income	$10,443
Dividend income	1,108,789
Net appreciation in fair value of investments	5,744,435
Total investment income	6,863,667

Contributions
Participant	232,113
Employer	272,757
Total contributions	504,870
Total additions	7,368,537

Deductions from net assets attributed to
Benefits paid to participants	5,803,938
Administrative expenses and investment management fees	4,220
Total deductions	5,808,158
Net increase in net assets	1,560,379

Net assets available for benefits
Beginning of year	55,524,439
End of year	$57,084,818

The accompanying notes are an integral part of these financial statements.

GSK Puerto Rico 401(k) Plan

Notes to Financial Statements

As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

1.	Description of the Plan

The following description of the GSK Puerto Rico 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by GSK Puerto Rico, Inc. (“GSK” or the “Company”). The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Puerto Rico Internal Code of 2011, as amended (the “PR Code”) and the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 50% of pre-tax annual compensation and up to 10% of after-tax annual compensation, as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan’s year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other Puerto Rico qualified retirement plans, subject to the terms of the Plan. Participants may direct the investment of the contributions into various investment options offered by the Plan and may change those options at any time during the year. Section 1081.01 of the PR Code limits the amount of pre-tax contributions that can be made each year. The limit for participants was $15,000 in 2024.

Effective January 1, 2021, the Company makes contributions to the accounts of employees with one hour of credited service. The Company makes contributions to the accounts of employees with one hour of credited service in two ways. The Company matches 100% of employee pre-tax contributions up to 4% of the employee’s eligible pay as defined by the Plan Document. If the Puerto Rico Department of Treasury (Hacienda) limits restricts pre-tax contributions to less than 4% of eligible pay, after-tax contributions will be matched to provide a total matching contribution of 4% of eligible pay. Additionally, the Company provides for GSK core contributions of 7% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. Participants decide how to invest the Company contributions into the various investment options offered by the Plan and may change those options at any time during the year.

During 2024 the total amount of the employee and employer contributions was $504,870.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings on investments are allocated daily to the individual accounts of participants. These allocations are based on each participant’s relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depository Receipts (ADRs), as held in the GlaxoSmithKline Stock Fund (the “GSK Stock Fund”), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant’s vested account. The Plan’s investments include the GSK Stock Fund. The GSK Stock Fund is comprised of GSK ADRs. Each ADR represents two ordinary shares of GlaxoSmithKline plc. In addition, the GSK Stock Fund holds a small percentage invested in the State Street Institutional Treasury Money Market Fund, managed by State Street Global Advisors (SSGA) for liquidity.

GSK Puerto Rico 401(k) Plan

Notes to Financial Statements

As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

Nonparticipant-Directed Investments

If a participant does not designate an investment direction, their future contributions and earnings will be invested in the age-appropriate Vanguard Target Retirement fund closest to the year that the participant turns age 65. The participant can change this future investment direction as well as transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting

Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions, plus actual earnings thereon.

Payment of Benefits

While employed, participants may withdraw their rollover contributions, after-tax contributions, and prior company matching contributions at any time. After the age of 59-1/2, participants may also withdraw their pre-tax contributions at any time. Company matching contributions may not be withdrawn until termination of employment.

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death.

Participants with account balances less than $5,000 must take an immediate distribution and can receive investments in the GSK Stock Fund in GSK ADRs. Participants can choose whether to rollover their payment or take a payment in cash. Participants who do not make an election will receive their payment in cash.

If the account balance is greater than $5,000, participants have the option of electing (1) up to four partial distributions each year from their account balance; (2) a total distribution of their account balance as annual installments over a period not exceeding 20 years, or as a lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs.

Administrative Expenses

Investment management fees are borne by Plan participants. Investment management fees for certain funds are recorded as Administrative Expenses and Investment Management Fees in the Statement of Changes in Net Assets Available for Benefits. Other Investment management fees are deducted from the respective fund investment returns. During the year ended December 31, 2024, the Company paid administrative expenses of $225,139 on behalf of the Plan.

In addition to the Administrative Expenses and Investment Management Fees borne by Plan participants, during the year ended December 31, 2024 the Company paid to Banco Popular de Puerto Rico, the Trustee $52,151 and State Street Bank and Trust Company, the custodian $66,237 for 2024.

2.	Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and differences could be material.

GSK Puerto Rico 401(k) Plan

Notes to Financial Statements

As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

Cash

Cash represents the cash balance held in a deposit account at Banco Popular de Puerto Rico (“BPPR”). The Trustee of the Plan is BPPR (the Trustee); the deposit account is used to receive contributions from the Company and remit to State Street Bank and Trust Company and receive payment of benefits from State Street Bank and Trust Company for payment to participants. Interest earned is used to pay administrative expenses of the Plan. There was $6,941 of interest earned on cash balances during 2024.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as defined by the FASB Accounting Standards Codification (ASC) 820. Plan Management determines the Plan's valuation policies utilizing information provided by the investment advisers and custodian.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies as of December 31, 2024 and 2023.

●	Common stock: valued at the closing price reported on the active market on which the individual security is traded.

●	Money market fund and mutual funds: valued at the daily closing price as reported by the fund. These funds are registered with the Securities and Exchange Commission and are required to publish their daily net asset value and to transact at that price. These funds held by the Plan are deemed to be actively traded.

●	Interest bearing cash: valued at the carrying amount as reported by the trustee

●	Common collective trust funds: valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.

The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants

Benefits paid to participants from participants’ accounts are recorded when paid.

GSK Puerto Rico 401(k) Plan

Notes to Financial Statements

As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date (i.e. common stocks and mutual funds).

Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active (i.e. common collective trust funds).

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Common stock	$4,687,723	$—	$—	$4,687,723
Money market fund	49,024	—	—	49,024
Interest bearing cash	31,558	—	—	31,558
Mutual funds	14,292,823	—	—	14,292,823
	19,061,128	—	—	19,061,128
Investments measured at net asset value as a practical expedient (a)	—	—	—	37,918,047
	$19,061,128	$—	$—	$56,979,175

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Common stock	$5,125,287	$—	$—	$5,125,287
Money market fund	241,771	—	—	241,771
Interest bearing cash	219,558	—	—	219,558
Mutual funds	13,819,490	—	—	13,819,490
	19,406,106	—	—	19,406,106
Investments measured at net asset value as a practical expedient (a)	—	—	—	36,006,652
	$19,406,106	$—	$—	$55,412,758

(a) Certain investments that were measured at net asset value per share (or its equivalent) as practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following summarizes investments measured at fair value based on NAV per share as a practical expedient as of December 31, 2024 and 2023, respectively.

GSK Puerto Rico 401(k) Plan

Notes to Financial Statements

As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

	December 31, 2024	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
*	State Street Global Advisors Funds	$31,303,810	n/a	Daily	8:30am EST on T+1 for participant-directed redemptions. In accordance with the relevant Declaration of Trust for the Commingled Funds, SSGA requests emailed notice 15 days in advance of Trade Date for all plan-directed contributions or redemptions that are of significant size, as determined by SSGA in its sole discretion.

	Vanguard Retirement Savings Trust IV	3,590,558	n/a	Daily subject to frequent trading provisions	12 months

	BlackRock Government Short Term Investment Fund	3,023,679	n/a	Daily	There are no restrictions for participants to trade commingled trust funds. Consistent with DC industry standards, the collective funds offer daily liquidity with same-day notification. Regarding plan-level liquidity, we offer daily liquidity but, as a courtesy, we request advance notice prior to large Plan-level redemptions. More specifically, the standard for DC participant directed activity is to receive orders on T+1 (the business day following trade date), providing the unit value of T (trade date), with settlement on T+1. These orders are typically received via the plan’s intermediaries (e.g., recordkeeper, trustee, etc.). BlackRock Trust Company maintains trading agreements with these intermediaries that establishes T+1 notification deadlines and proper internal controls and procedures. In the event of Plan (non-participant) directed activity, into or out of the commingled trust funds, BlackRock requests the Plan trustee to provide thirty (30) days advance notification in order to allow for coordination of order placement, trading, and specification of settlement dates.

	Total December 31, 2024	$37,918,047

	December 31, 2023	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

*	State Street Global Advisors Funds	$29,395,263	n/a	Daily	8:30am EST on T+1 for participant-directed redemptions. In accordance with the relevant Declaration of Trust for the Commingled Funds, SSGA requests emailed notice 15 days in advance of Trade Date for all plan-directed contributions or redemptions that are of significant size, as determined by SSGA in its sole discretion.

	Vanguard Retirement Savings Trust IV	3,808,235	n/a	Daily subject to frequent trading provisions	12 months

	BlackRock Government Short Term Investment Fund	2,803,154	n/a	Daily	There are no restrictions for participants to trade commingled trust funds. Consistent with DC industry standards, the collective funds offer daily liquidity with same-day notification. Regarding plan-level liquidity, we offer daily liquidity but, as a courtesy, we request advance notice prior to large Plan-level redemptions. More specifically, the standard for DC participant directed activity is to receive orders on T+1 (the business day following trade date), providing the unit value of T (trade date), with settlement on T+1. These orders are typically received via the plan’s intermediaries (e.g., recordkeeper, trustee, etc.). BlackRock Trust Company maintains trading agreements with these intermediaries that establishes T+1 notification deadlines and proper internal controls and procedures. In the event of Plan (non-participant) directed activity, into or out of the commingled trust funds, BlackRock requests the Plan trustee to provide thirty (30) days advance notification in order to allow for coordination of order placement, trading, and specification of settlement dates.

	Total December 31, 2023	$36,006,652

*  State Street Global Advisor Funds includes 4 funds (for 2024, see individual funds as listed in attached Schedule H, line 4i – Schedule of Assets Held Common Collective Trust Section)

GSK Puerto Rico 401(k) Plan

Notes to Financial Statements

As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

4.	Related Party and Party in Interest Transactions

Certain Plan investments are common collective trust funds and mutual funds managed by SSGA, an investment management division of State Street Bank and Trust Company, which is the custodian of the Plan and therefore, related transactions qualify as party-in-interest transactions. BPPR remits all contributions received from the Company to State Street Bank and Trust Company who invests these contributions as directed by participants. BPPR makes distributions from the Plan in accordance with the Agency Agreement.

During the year ended December 31, 2024, the Plan purchased $8,914,031 and sold $8,828,539 of the GSK Stock Fund, which included purchases of $3,800,567 and sales of $3,762,317 of GSK ADRs respectively and received dividends of $215,581.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	Tax Status

The Plan is exempt from Puerto Rico income taxes under the provisions of the PR Code, enacted on January 31, 2011. The 2011 PR Code replaced the 1994 PR Code, as amended. The Government of Puerto Rico Treasury Department has determined and informed the Company by a letter dated April 22, 2008 that the Plan and trust established thereunder is exempt from local income taxes. Although the Plan has been amended since receiving the above letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the PR Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

7.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2024 and 2023 to Form 5500:

	2024	2023
Net assets available for benefits per the financial statements	$57,084,818	$55,524,439
Amounts allocated to withdrawing participants	(461)	(240,095)
Net assets available for benefits per Form 5500, Schedule H	$57,084,357	$55,284,344

GSK Puerto Rico 401(k) Plan

Notes to Financial Statements

As of December 31, 2024 and 2023 and for the Year Ended December 31, 2024

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2024 to Form 5500:

2024
Benefits paid to participants per the financial statements	$5,803,938
Amounts allocated to withdrawing participants at December 31, 2024	461
Amounts allocated to withdrawing participants at December 31, 2023	(240,095)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$5,564,304

8.	Risks and Uncertainties

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Included in investments at December 31, 2024 and 2023, are shares of GSK’s common stock of $4,687,723 and $5,125,287 respectively. This investment represents 8.21 percent and 9.23 percent of net assets available for benefits at December 31, 2024 and 2023, respectively. A change in the market value of GSK’s stock would affect the net assets available for benefits.

As of December 31, 2024 and 2023, the following investments represent 5.0 percent or more of the net assets available for benefits:

2024
Investment	Fair Value of Investment
State Street S&P 500 Equity Index Fund (NL Class A)	$20,667,927
State Street US Extended Market Equity Index Fund (NL Class C)	4,956,843
GlaxoSmithKline plc ADR	4,687,723
Vanguard Retirement Savings Trust IV	3,590,558
State Street Global All Cap Equity Ex-US Index (NL Class A)	3,242,527
BlackRock Government Short Term Investment Fund	3,023,679

2023
Investment	Fair Value of Investment
State Street S&P 500 Equity Index Fund (NL Class A)	$18,548,898
State Street US Extended Market Equity Index Fund (NL Class C)	5,291,012
GlaxoSmithKline plc ADR	5,125,287
Vanguard Retirement Savings Trust IV	3,808,235
State Street Global All Cap Equity Ex-US Index (NL Class A)	3,317,115
Vanguard Target Retirement 2030 Fund	2,846,506
BlackRock Government Short Term Investment Fund	2,803,154

There are no other individual investments that represent more than 5.0 percent of the net assets available for benefits at December 31, 2024 and 2023.

9.	Subsequent Events

Subsequent events were evaluated through June 11, 2025, the date the financial statements were issued.

Supplemental Schedule

GSK Puerto Rico 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2024

Plan Number (PN): 002      EIN: 66-0613421

(a)	(b)	(c)	(d)	(e)

		Description of Investments
		Including Maturity Date,
	Identity of Issuer, Borrower	Rate of Interest, Collateral,		Fair
	Lessor or Similar	Par or Maturity Date	Cost	Value
*	GlaxoSmithKline plc ADR	Common stock	**	$4,687,723
				$4,687,723

*	State Street Institutional Treasury Money Market Fund (Premier share class)	Money market fund	**	49,024
				49,024

*	BPPR Time Deposit Open Account Variable Rate	Interest bearing cash	**	31,558
				31,558

	Vanguard Institutional Target Retirement Income Fund	Mutual fund	**	1,947,209
	Vanguard Target Retirement 2020 Fund	Mutual fund	**	2,073,604
	Vanguard Target Retirement 2025 Fund	Mutual fund	**	1,444,546
	Vanguard Target Retirement 2030 Fund	Mutual fund	**	2,195,009
	Vanguard Target Retirement 2035 Fund	Mutual fund	**	1,783,545
	Vanguard Target Retirement 2040 Fund	Mutual fund	**	1,817,062
	Vanguard Target Retirement 2045 Fund	Mutual fund	**	1,099,793
	Vanguard Target Retirement 2050 Fund	Mutual fund	**	976,869
	Vanguard Target Retirement 2055 Fund	Mutual fund	**	465,144
	Vanguard Target Retirement 2060 Fund	Mutual fund	**	479,026
	Vanguard Target Retirement 2065 Fund	Mutual fund	**	11,016
				14,292,823

	Vanguard Retirement Savings Trust IV	Common collective trust fund	**	3,590,558
*	State Street S&P 500 Equity Index Fund (NL Class A)	Common collective trust fund	**	20,667,927
*	State Street US Bond Index Fund (NL Class A)	Common collective trust fund	**	2,436,513
*	State Street Global All Cap Equity Ex-US Index (NL Class A)	Common collective trust fund	**	3,242,527
*	State Street US Extended Market Equity Index Fund (NL Class C)	Common collective trust fund	**	4,956,843
	BlackRock Government Short Term Investment Fund	Common collective trust fund	**	3,023,679
				37,918,047
		Total Investments		$56,979,175

*	Denotes a party-in interest.

**	Historical cost information is not required for participant directed investments.

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent Deloitte & Touche LLP Independent Registered Public Accounting Firm